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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 GFY Foods, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   36169V 40 9
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                                 (CUSIP Number)

                                 Richard O. Weed
                                 Weed & Co. LLP
                        4695 MacArthur Court, Suite 1430
                             Newport Beach, CA 92660
                            Telephone (949) 475-9086
                            Facsimile (949) 475-9087
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 361369V 40 9

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Richard O. Weed

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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

     United States of America
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               7.   Sole Voting Power
  NUMBER OF         3,600,000,000 shares of common stock
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           3,600,000,000 shares of common stock
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,600,000,000 shares of common stock
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
     Not applicable.
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13.  Percent of Class Represented by Amount in Row (11)

     45%

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14.  Type of Reporting Person (See Instructions)

     IN, CO
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ITEM 1.           Security and Issuer

         Common Stock, $.001 par value

         GFY Foods, Inc.
         601 Deerfield Parkway
         Buffalo Grove, IL 60089
         (847) 814-7974

ITEM 2.           Identity and Background

          (a) Name: Richard O. Weed

          (b) Residence or business address:
          4695 MacArthur Court, Suite 1430
          Newport Beach, CA 92660

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          Lawyer
          Weed & Co. LLP
          4695 MacArthur Court, Suite 1430
          Newport Beach, CA 92660
          Weed & Co. LLP is a law firm

          (d,e) Legal Proceedings

          During the last five years, Mr. Weed has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, Mr. Weed has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship:

          United States of America

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ITEM 3.           Source and Amount of Funds or Other Consideration

          Mr. Weed owns all of the capital stock of Media X Corporation, a Nevada corporation ("MXC"). MXC issued a promissory note to Mr. Edward Schwalb to acquire the securities under a Securities Purchase Agreement. Further, the issuer, GFY Foods, Inc. is indebted to Weed & Co. LLP, a law firm where Mr. Weed is a partner, in the amount of $120,000 as a result of that law firm's representation of GFY Foods, Inc. in an enforcement action styled Securities and Exchange Commission v. David Wolfson, et al, Case No. 2:03 CV 0914 DAK, in the United States District Court, District of Utah.

ITEM 4.           Purpose of Transaction

          In the future, Mr. Weed plans to identify new management for the issuer and encourage this issuer, which is a shell corporation, to engage in an extraordinary corporate transaction, such as a merger, reorganization, or recapitalization. Mr. Weed does not have specific plans for new management or any such extraordinary corporate transaction. Prior to this transaction, the stockholder with a majority of the voting power of the corporation took action to amend the articles of incorporation and various creditors agreed to swap their debt for equity following amendment of the issuer's articles of incorporation.

ITEM 5.           Interest in Securities of the Issuer

          (a) As a result of the Securities Purchase Agreement between Edward Schwalb, as Seller, and MXC, an entity controlled by Richard O. Weed, as Buyer, Mr. Weed is the beneficial owner of 45% of the issued and outstanding common stock.

          (b) Mr. Weed has the sole power to vote and dispose of the shares described in paragraph (a).

          (c) In the past sixty days, Mr. Weed has effected the following transactions in the company's common stock: None

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

ITEM 7.                Material to Be Filed as Exhibits

          Securities Purchase Agreement between Edward Schwalb and Media X Corporation.

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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
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Date

/s/ Richard O. Weed
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Signature

Richard O. Weed
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)